EXHIBIT (c)(xi)

Announcement entitled “Queensland election results: Australian Labor Party returns to Government”.

MARKET ANNOUNCEMENT: 8 December 2017

Queensland election results: Australian Labor Party returns to Government

Following the Queensland State Election on 25 November, the Australian Labor Party returned to Government on 8 December 2017, after winning a majority of seats.

The Honourable Annastacia Palaszczuk returns to her second term as Premier and will shortly announce other Ministerial positions.

Following the release of the Government’s Mid-Year Fiscal and Economic Review a further market update will be provided (date yet to be confirmed).

As determined by recent electoral reforms the Government will hold a fixed term of just under three years, with the next poll set down for 31 October 2020. Following this, future terms will be fixed at four years.

This announcement is hereby incorporated by reference into the disclosure documents for QTC’s funding facilities, including the domestic A$ Bond Information Memorandum dated 13 January 2017.

LEGAL NOTICE: This announcement (i) does not constitute an offer to sell or the solicitation of an offer to buy any securities, (ii) may not be sent or disseminated in, directly or indirectly, any jurisdiction in which it is unlawful to so send or disseminate, and (iii) may not be sent or given to any person to whom it is unlawful to be so given. In particular, securities may not be offered or sold in the United States or to ‘US Persons’ (as defined in Regulation S under the US Securities Act of 1933, as amended (the ‘Securities Act’)) without registration under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and any other applicable US state securities laws. This announcement is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.